File number 82 - 524

FRIENDS PROVIDENT

82-34640

02 AUG 15 AM 12:52

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

[redacted]

02049216

... August 2002

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 31st July 2002 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release made by Friends Provident plc.

1st August 2002 Directors' Sharedealing

Should you require any assistance, please do not hesitate to contact me by email to diana.monger@friendsprovident.co.uk.

Yours sincerely

Mrs. Diana Monger
Assistant Group Secretary

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

Enc.

dw 8/19

LSE / SecExch: SecExch 020802

Company	Friends Provident PLC
TIDM	FP.
Headline	Director Shareholding
Released	16:14 1 Aug 2002
Number	4509Z

Friends Provident plc
Pixham End, Dorking, Surrey, RH4 1QA
Telephone 0870 608 3678 Fax 01306 740150

1st August 2002

FRIENDS PROVIDENT PLC – DIRECTORS'SHAREHOLDINGS

1. SHARE DEALING

On 1st August 2002, the following executive directors / spouses ('S') of Friends Provident plc (the 'Company') purchased an aggregate of 35,000 ordinary shares of 10p each in the Company at a price of £1.38 per share.

Purchaser	Number of Shares
Mrs AP Jackson (S)	14,000
Mrs H D Satchell (S)	7,000
B W Sweetland	14,000

2. PREFERENTIAL OFFER

Shareholders who acquired shares in Friends Provident plc under the terms of the Preferential Offer in July 2001 and continuously held them until 9th July 2002 are entitled to receive 1 bonus share for every complete 20 shares purchased. 11,513,413 new ordinary shares will be allotted on 2nd August 2002 for this purpose. In common with all the eligible shareholders, directors and their spouses will be issued bonus shares as follows: -

Executive

Director	Number of bonus shares
G K Aslet	163
Mrs M J Aslet (S)	187
H Carter	1,169
A R G Gunn	1,637
D M Jackson	233
Mrs A P Jackson (S)	233
K Satchell	1,169
Mrs H D Satchell (S)	1,169
B W Sweetland	2,339
Mrs J A Sweetland (S)	1,169

Non-Executive

Director	Number of bonus shares
C M Jemmett	116
R F H Morton	233
D K Newbigging	2,339
Mrs C S Newbigging (S)	2,339
Rt. Hon. Lord MacGregor of Pulham Market	467
B S Thomas	233

3. FRIENDS PROVIDENT SHARE INCENTIVE PLAN (SIP)

Executive Directors have purchased shares under the SIP.

In common with all eligible employees, executive directors were able to contribute for one year from July 2001 up to £125 per month under the Partnership Share element of the SIP to acquire shares in the Company in July 2002 at the lower of £2.25 or the price at the end of the twelve month accumulation period. Such latter price was £1.3475, which was the average of the mid-market price on the five dealing days preceding 9th July 2002. Each of the five next mentioned executive directors (G K Aslet, A R G Gunn, D M Jackson, K Satchell and B W Sweetland) have therefore acquired 1,113 shares (following their saving of £1,500 over 12 months) as at 9th July 2002, with such shares having been transferred to their SIP accounts on 9th July 2002.

Under the SIP, 1,070,091 Partnership Shares were purchased by participating members of staff, including directors. All shares purchased were market purchases.

4. DIRECTORS' BENEFICIAL HOLDINGS

Following the above notifications, the beneficial interest of each director, including spouses where appropriate, in the shares of the Company on 2nd August 2002, is as follows: -

Executive

Director	Number of shares
G K Aslet	13,788
H Carter	24,560
A R G Gunn	35,498
D M Jackson	25,197
K Satchell	60,253
B W Sweetland	93,018

Non-Executive

Director	Number of shares
C M Jemmett	2,655
R F H Morton	5,111
D K Newbigging	100,868
Rt. Hon. Lord MacGregor of Pulham Market	13,849
B S Thomas	5,115

END

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